October 24, 2018

Kelly Dvorak
General Counsel
Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220

       Re: Bank First National Corporation
           Form 10-12B
           Filed September 24, 2018
           File No. 001-38676

Dear Ms. Dvorak:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services